UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant To Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No.     )

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NAUTILUS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Dear Shareholders:

A special meeting of shareholders of Nautilus, Inc. (“Nautilus”) is to be held on Tuesday, December 18, 2007 at 10:00 a.m., local time, at the Nautilus World Headquarters, 16400 SE Nautilus Drive, Vancouver, Washington. The items to be considered and voted on at the special meeting are described in the supplemental notice of the special meeting of shareholders and are more fully addressed in our proxy materials accompanying this letter. We encourage you to read all of these materials carefully and then vote the enclosed WHITE proxy card.

Your participation at this meeting is extremely important. As you may already be aware, the special meeting has been called at the request of Sherborne Investors LP (collectively with its affiliates, “Sherborne”), the managing member of various hedge funds controlled by Edward Bramson. The purpose of the special meeting is to consider proposals made by Sherborne and opposed by the existing Board of Directors and management of the Company. The proposals seek to, among other things, remove four members of our Board of Directors and replace them with nominees of Sherborne, thus allowing Sherborne to take control of the Board and your company by replacing a majority of the members of our Board of Directors, each of whom was carefully selected by our Nominating and Corporate Governance Committee, with Sherborne’s own nominees.

The Nautilus Board of Directors is deeply committed to Nautilus, its shareholders and enhancing shareholder value. In the Board’s opinion, Sherborne’s proposals are not in the best interests of ALL shareholders of Nautilus, but rather were made in furtherance of Sherborne’s own interest. If Sherborne, a minority shareholder owning only 25% of Nautilus’ shares, were to succeed in this proxy contest, then Sherborne’s nominees would control over 57% of the seats on your board, which would facilitate Sherborne’s ability to achieve its stated intention of taking an executive role in the Company’s business. Sherborne has not offered to purchase a controlling interest in Nautilus nor offered to pay Nautilus shareholders any control premium for the privilege of having Sherborne’s nominees control your board. For these reasons, among others, the Board is soliciting proxies against Sherborne’s proposals. We urge you to join the Board of Directors in opposing Sherborne’s proposal by voting “AGAINST” its proposal to remove four of the current members of the Nautilus Board of Directors without cause, as well as its related proposals, on the WHITE proxy card.

THE FUTURE OF NAUTILUS IS IN YOUR HANDS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSALS 1 THROUGH 3 AND PROPOSAL 5 AND VOTE “FOR” YOUR CURRENT NAUTILUS DIRECTORS IN PROPOSAL 4 ON THE ENCLOSED WHITE PROXY CARD TODAY.

Your vote is extremely important regardless of the number of shares you own. Please promptly use the enclosed WHITE proxy card to vote by telephone, by Internet, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834; banks and brokers may call collect at (212) 750-5833.

I can assure you that the Nautilus Board of Directors and management will continue to act in the best interests of ALL Nautilus’ shareholders. We appreciate your continued support.

Sincerely,

Robert S. Falcone

President, Chief Executive Officer and Chairman of the Board of Directors

NAUTILUS, INC.

SUPPLEMENTAL NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Nautilus, Inc.:

Notice is hereby given that a special meeting of the shareholders of Nautilus, Inc. (“Nautilus”) will be held on Tuesday, December 18, 2007, at Nautilus’ World Headquarters, 16400 SE Nautilus Drive, Vancouver, Washington 98683, beginning at 10:00 a.m., local time, to consider and vote on the following proposals:

Proposal 1:	A proposal by Sherborne Investors LP (collectively with its affiliates, “Sherborne”), the managing member of various hedge funds controlled by Edward Bramson, to remove each of the following four current members of Nautilus’ Board of Directors and any other person elected or appointed to the Board of Directors since April 4, 2007: Peter A. Allen, Evelyn V. Follit, Donald W. Keeble and Diane L. Neal. The Board unanimously recommends a vote “AGAINST” the removal of each of the Directors in this proposal.

Proposal 2:	A proposal by Sherborne to amend Section 2.4 of Article II of Nautilus’ bylaws to provide that any vacancies on the Board of Directors resulting from the removal of directors by Nautilus’ shareholders may not be filled by the Board of Directors and may only be filled by the shareholders. The text of the proposed amendment to the bylaws is set forth on Annex A. The Board unanimously recommends a vote “AGAINST” this proposal.

Proposal 3:	A proposal by Sherborne to amend Section 2.2 of Article II of Nautilus’ bylaws to fix the size of the Board of Directors at seven seats; provided, that such number may be decreased (but not increased) by the Board of Directors. The text of the proposed amendment to the bylaws is set forth on Annex A. The Board unanimously recommends a vote “AGAINST” this proposal.

Proposal 4:	In the event Proposal 1 is passed, to elect a slate of nominees to Nautilus’ Board of Directors proposed by Sherborne. The Board has nominated the four current directors subject to removal in Proposal 1 for election to the Board of Directors. The Board unanimously recommends a vote “FOR” the current directors of Nautilus, who are our nominees for purposes of Proposal 4. We urge you not to vote for any individuals who may be nominated in opposition by Sherborne, and not to sign or return any proxy card other than a WHITE proxy card.

Proposal 5:	To adjourn the special meeting, if necessary, in order to permit Sherborne to solicit additional proxies to vote in favor of Proposals 1 through 4. The Board unanimously recommends a vote “AGAINST” this proposal.

The Board of Directors has fixed the close of business on October 15, 2007 as the record date for determination of those shareholders who will be entitled to notice of and to vote at the meeting and any adjournment thereof.

This special meeting is extremely important for all Nautilus shareholders in light of Sherborne’s attempt to take control of the Board. Your vote is critical. Whether or not you plan to attend the special meeting, and regardless of the number of shares of common stock you own, we urge you to vote “AGAINST” Proposals 1 through 3 and Proposal 5 and to vote “FOR” the current directors of Nautilus, who are our nominees for purposes of Proposal 4, by promptly using the WHITE proxy card to vote by telephone, by Internet, or by signing, dating and returning the WHITE proxy card TODAY in the postage-paid envelope provided.

We urge you not to sign or return any green proxy card that may be sent to you by Sherborne, even as a protest vote against them. If you previously voted Sherborne’s green proxy card, you have every legal right to change your vote. You can do so simply by using the enclosed WHITE proxy card to vote today. Only your latest dated proxy card will count.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834; banks and brokers may call collect at (212) 750-5833.

By Order of the Board of Directors

Vancouver, Washington

                    , 2007

NOTICE OF SPECIAL MEETING AND PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 18, 2007

NAUTILUS, INC.

16400 SE Nautilus Drive

Vancouver, Washington 98683

THE PROXY STATEMENT

Date, Time and Place of the Special Meeting

We are sending you this Proxy Statement as part of a solicitation of proxies by the Board of Directors of Nautilus, Inc. (“Nautilus” or the “Company”) for use at the special meeting of our shareholders, and at any adjournment, postponement, continuation or rescheduling of the meeting. We anticipate that the supplemental notice of special meeting, this Proxy Statement and the accompanying WHITE proxy card will first be mailed to the holders of our common stock on or about             , 2007.

The special meeting is scheduled to be held at 10:00 a.m., local time, on December 18, 2007 at the Nautilus World Headquarters, 16400 SE Nautilus Drive, Vancouver, Washington.

Purpose of the Special Meeting—The Proxy Contest

On September 20, 2007, Sherborne Investors LP (collectively with its affiliates, “Sherborne”), the managing member of various hedge funds controlled by Edward Bramson, sent a letter to the Company demanding a special meeting of shareholders of the Company pursuant to its rights under Section 23B.07.020 of the Washington Business Corporation Act and under Section 1.2 of the Company’s by laws as a 23.5% shareholder. By means of such demand, Sherborne is attempting to take effective control of Nautilus by (i) removing four of the Company’s current directors and all additional directors elected or appointed to the Board since April 4, 2007, even though these directors were carefully selected by our Nominating and Corporate Governance Committee following a thorough review of their qualifications (as described further under “Information Concerning the Board of Directors—the Nominating and Corporate Governance Committee” on page 11) and were just re-elected by the shareholders in May (other than Ms. Follit, who was appointed by the Board in September), and (ii) replacing those members of the Board with its own nominees.

If Sherborne, a minority shareholder owning only 25% of Nautilus’ shares, were to succeed in this proxy contest, then Sherborne’s nominees would control over 57% of the seats on your board, which would facilitate Sherborne’s ability to achieve its stated intention of taking an executive role in the Company’s business. Sherborne has not offered to purchase a controlling interest in Nautilus nor offered to pay Nautilus shareholders any control premium for the privilege of having Sherborne’s nominees control your board. In the Board’s opinion, Sherborne’s proposals are not in the best interests of ALL shareholders of Nautilus, but rather were made in furtherance of Sherborne’s own interest. In addition, if Sherborne’s nominees replace four members of your current Board, then this would constitute a change of control as defined under our credit facility, which would allow the lenders, at their option to terminate the facility and/or declare all amounts outstanding thereunder due and payable. In such event we would be required to find replacement financing to meet our working capital needs and to repay the amounts outstanding thereunder. We had $109 million outstanding under our credit facility as of October 12, 2007.

For these reasons, among others, your Board seeks your support at the special meeting. After careful consideration, your Board unanimously recommends that you reject Sherborne’s proposals to remove a majority of the Company’s incumbent Board of Directors without cause. We urge you to vote “AGAINST” Proposals 1 through 3 and Proposal 5 and to vote “FOR” the current directors of Nautilus, who are our nominees for purposes of Proposal 4.

Please disregard any green proxy card send to you by Sherborne. Please vote the WHITE proxy card TODAY by telephone, by Internet, or by signing, dating and returning the WHITE proxy card in the envelope provided. If you have previously returned a green proxy card, you have the right to change your vote by using the enclosed WHITE proxy card. Only your latest dated proxy card will count.

QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING

The following are some questions that you may have regarding the matters being considered at the special meeting of shareholders as well as brief answers to those questions. Nautilus urges you to read the remainder of this Proxy Statement carefully because the information below does not provide all information that might be important to you.

Q:	When and where will the special meeting of the shareholders of Nautilus take place and who is entitled to vote at the meeting?

A:	The special meeting of the Nautilus shareholders will take place on Tuesday, December 18, 2007, at 10:00 a.m., local time, at the Nautilus World Headquarters, 16400 SE Nautilus Drive, Vancouver, Washington. You may attend the special meeting of Nautilus and vote your shares in person, rather than voting the enclosed WHITE proxy card; but, whether or not you intend to attend the special meeting, we urge that you vote the WHITE proxy card TODAY by telephone, by Internet, or by signing, dating and returning the WHITE proxy card in the envelope provided. If you hold shares in street name and would like to vote your shares in person at the special meeting, you must present a legal proxy from your bank, broker or nominee at the special meeting.

Nautilus shareholders are entitled to vote at the special meeting if they owned shares of Nautilus common stock as of the close of business on October 15, 2007, the record date. On the record date, there were 31,545,136 shares of Nautilus common stock entitled to vote at the special meeting. Shareholders will have one vote at the special meeting for each share of Nautilus common stock that they owned on the record date.

Q:	What may I vote on at the meeting?

A:	You may vote on Proposals 1 through 5 as described below. However, in the event that Proposal 1 is not passed, no vote will be taken on Proposal 4.

Q:	What do I need to do now?

A:	Please carefully read and consider the information contained in the proxy statement and vote your shares in any of the ways provided in this Proxy Statement.

Q:	How does the Board of Directors recommend that I vote?

A:	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE YOUR SHARES “AGAINST” PROPOSALS 1 THROUGH 3 AND PROPOSAL 5 AND TO VOTE “FOR” THE CURRENT DIRECTORS OF NAUTILUS, WHO ARE OUR NOMINEES FOR PURPOSES OF PROPOSAL 4.

Q:	What should I do with any green proxy card I may receive from Sherborne?

A:	The Board recommends that you do nothing with any green proxy card sent to you by Sherborne. Instead, the Board recommends that you use the WHITE proxy card to vote by telephone, by Internet or by signing, dating and returning the WHITE proxy card in the envelope provided TODAY. If you have already returned a green proxy card, you can effectively revoke it by voting the enclosed WHITE proxy card.

Q:	How can I vote my shares?

A:	If your shares are registered directly in your name with our transfer agent, you are a stockholder of record with respect to those shares, and you may either vote in person at the meeting or by using the enclosed WHITE proxy card to vote by telephone, by Internet, or by signing, dating and returning the WHITE proxy card in the envelope provided. Whether or not you plan to attend the annual meeting in person, you should submit your WHITE proxy card as soon as possible.

If your Nautilus shares are held in “street name” through a broker, bank or other nominee, you must instruct them to vote on your behalf, otherwise your shares cannot be voted at the special meeting. You should follow the directions provided by your broker, bank or other nominee regarding how to instruct such party to vote. Without such specific voting instructions, the shares held by you in “street name” will not be voted with respect to any of the proposals to be considered at the special meeting. Such “broker non-votes,” if any, will be counted for determining whether there is a quorum, but will not be counted as votes “for” or “against” any such proposals. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to our proxy solicitor, Innisfree M&A Incorporated, at the address indicated below so that it can attempt to ensure that your instructions are followed.

If you are a plan participant in the Nautilus, Inc. 401(k) Savings Plan (the “Plan”), you may instruct T. Rowe Price Trust Company, the Plan’s Directed Trustee (“Trustee”), as to how you want your shares of Nautilus common stock shares held in your plan account to be voted on the proposals presented at the special meeting. Ellen Phillip Associates, an independent third-party data services company, has been retained to disseminate proxy materials to Plan participants, to provide tabulation of voting instructions with respect to Nautilus shares held through the Plan and to report such tabulation to the Trustee. Please submit your instructions with regard to your Plan shares by signing, dating and returning a voting instruction card in the postage-paid envelope provided, or by following the directions on the voting instruction card to vote by telephone or the Internet. If you provide timely voting instructions by mail, telephone, or the Internet, your Plan shares will be voted by the Trustee as you have directed. If you do not provide voting instructions, the Trustee is instructed to vote your Plan shares in the same proportion as shares for which the Trustee has received voting instructions. You must submit voting instructions with regard to your Plan shares by no later than December 16, 2007 at 11:59 pm Eastern time, in order for your Plan shares to be voted as you have directed. Plan participants may not vote their Plan shares in person at the special meeting.

Q:	Can I change my vote?

A:	You may revoke your proxy at any time before it is voted at the special meeting in several ways: (1) delivering written notice of revocation to our Corporate Secretary; (2) delivering an executed proxy bearing a later date than the first proxy; or (3) attending the special meeting and voting in person. Please note, merely attending the special meeting without voting will not revoke any previously executed proxy.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the special meeting if you obtain a legal proxy as described above.

You are urged not to sign any green proxy cards sent to you by Sherborne. Even if you have previously signed a proxy card sent by Sherborne, you can revoke it by voting the enclosed WHITE proxy card today.

Q:	What vote is required by Nautilus in connection with each proposal?

A:	Sherborne cannot remove any of the Nautilus directors without cause unless the number of votes cast at the special meeting to remove the director exceeds the number of votes cast at the special meeting against removal of the director, assuming a quorum is present. The affirmative vote of the holders of a majority of the shares of Nautilus common stock represented and voted at the special meeting, assuming a quorum is present, is needed to approve the amendments to the bylaws contemplated by Proposals 2 and 3, as well as the adjournment of the special meeting contemplated by Proposal 5. A plurality of the votes cast (i.e., the directors receiving the highest number of votes cast in favor of their election will be elected as directors) is required under Proposal 4 as to the election of directors. Because the effectiveness of Proposal 4 is necessarily conditioned on the approval of Proposal 1, if Proposal 1 is not passed, Proposal 4 will be deemed not to have passed.

Q:	What should I do if I receive more than one set of voting materials?

A:	If your shares are registered differently and are held in more than one account, then you will receive more than one Proxy Statement and proxy card. Please be sure to vote all of your accounts so that all of your shares are represented at the meeting.

Q:	What identification should I bring to the meeting?

A:	All shareholders who owned shares of our common stock on October 15, 2007 may attend the meeting. In order to gain admission to the meeting, please be sure to bring with you a valid government-issued personal identification with a picture (such as a driver’s license or passport). If your shares are held in the name of a bank, broker or other nominee, you must also bring evidence of your ownership of Nautilus shares as of the record date, in the form of a letter or statement from your bank, broker or other nominee or the voting instruction card provided by the broker, in each case, indicating that you owned shares as of the record date.

If you are a proxy holder for a Nautilus shareholder, then you must bring (1) the validly executed proxy naming you as the proxy holder, signed by a Nautilus shareholder who owned Nautilus shares as of the record date, (2) a valid government-issued personal identification with a picture (such as a driver’s license or passport) and (3) if the shareholder whose proxy you hold was not a record holder of Nautilus shares as of the record date, proof of the shareholder’s ownership of Nautilus shares as of the record date, in the form of a letter or statement from a bank, broker or other nominee or the voting instruction card provided by the broker, in each case, indicating that the shareholder owned those shares as of the record date.

Q:	Can I submit shareholder proposals and nominations for the special meeting?

A:	No. Under our bylaws, no business other than that specified in the notice of special meeting may be transacted at the special meeting.

A copy of the full text of the Company’s bylaws may be obtained upon written request to the Corporate Secretary of the Company.

Q:	How will proxies for the special meeting be solicited?

A:

Proxies may be solicited, without additional compensation, by directors, officers or employees of Nautilus by mail, telephone, telegram, by email, in person or otherwise. Appendix I to this Proxy Statement sets forth certain information relating to the Company’s directors, nominees, officers and other employees who will be soliciting proxies on our behalf. In addition, we have retained Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, to assist in soliciting proxies. We will pay Innisfree a fee expected not to exceed $            , plus out-of-pocket expenses.

Q:	Who will bear the cost of soliciting proxies?

A:	We will bear our costs of the solicitation of proxies, which may include the cost of preparing, printing and mailing the proxy materials. In addition, we will request banks, brokers and other custodians, nominees and fiduciaries to forward our proxy materials to the beneficial owners of Nautilus common stock and obtain their voting instructions. We will reimburse those firms for their expenses in accordance with the rules of the SEC and the NYSE. Expenses related to the solicitation of shareholders in excess of those normally spent for an annual meeting, and excluding the costs of litigation (if any), are expected to aggregate approximately $ , of which approximately $ has been spent to date.

Q:	Who should I call with questions?

A:	If you have any questions about the special meeting or if you need additional copies of this Proxy Statement or the enclosed proxy, please contact the firm assisting us with the solicitation of proxies:

INNISFREE M&A INCORPORATED

SHAREHOLDERS CALL TOLL-FREE: (888) 750-5834

(BANKS AND BROKERS MAY CALL COLLECT: (212) 750-5833)

PROPOSALS TO BE VOTED ON

Proposal No. 1—Removal of Certain Nautilus Directors Without Cause

Sherborne proposes to remove, without cause, each of the directors set forth below, as well as any other directors appointed to the Board of Directors since April 4, 2007. All of the following directors were re-elected by a significant majority of the shares voting at the recent Nautilus annual meeting of shareholders, held on May 7, 2007, other than Ms. Follit who was first appointed by the Board in September:

Name	Current Position
Peter A. Allen	Director
Evelyn V. Follit	Director
Donald W. Keeble	Director
Diane L. Neal	Director

For information about these individuals, please see the section entitled “The Board of Directors” on page 7.

For the reasons we describe in this Proxy Statement, we believe that the removal of these current directors would not be in the best interests of all Nautilus shareholders, and would jeopardize the value of shareholders’ investment in Nautilus. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” THE REMOVAL OF ANY OF THE DIRECTORS IN THIS PROPOSAL.

Proposal No. 2—Repeal of Bylaws Permitting Vacancies to be Filled by Remaining Directors

An amendment of Section 2.4 of Article II of the Company’s bylaws is proposed to provide that only shareholders may fill the vacancies they might create resulting from the removal of directors in accordance with the Company’s bylaws and the Washington Business Corporation Act. The text of the proposed amendment is set forth in Annex A. THIS PROPOSAL WOULD FACILITATE SHERBORNE’S PLAN TO TAKE CONTROL OF YOUR COMPANY. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” THIS PROPOSAL.

Proposal No. 3—Fixing the Number of Members Comprising the Board at Seven Members

Sherborne proposes to amend Section 2.2 of Article II of the Company’s bylaws to fix the number of directors comprising the Board at seven members; however, the Board would remain empowered to decrease the number of members below seven. The text of the proposed amendment is set forth in Annex A. This proposal is intended to ensure that, if elected as directors, Sherborne’s nominees will constitute at all times a majority of the Board of Directors of Nautilus, and thus also be able to elect one of its nominees as Chairman. THIS PROPOSAL WOULD FACILITATE SHERBORNE’S PLAN TO TAKE CONTROL OF YOUR COMPANY. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” THIS PROPOSAL.

Proposal No. 4—Election of Directors

In an attempt to take control of the Board and the Company, Sherborne is seeking to elect its own slate of four nominees to replace the incumbent Board of Directors if Proposal 1 is approved by the Nautilus shareholders with respect to the removal of any such incumbent director. In the event that no incumbent director is removed pursuant to Proposal 1, no directors will be elected at the meeting. In the event less than all of the directors are removed pursuant to Proposal 1, votes cast with respect to Proposal 4 shall apply only with respect to the nominees that have been removed as directors. Any incumbent director that is not removed pursuant to Proposal 1 will remain on the Board and therefore will not stand for election pursuant to Proposal 4. THE BOARD OF DIRECTORS BELIEVES THAT THE ELECTION OF SHERBORNE’S DIRECTORS WOULD NOT BE IN THE BEST INTEREST OF ALL OF THE NAUTILUS SHAREHOLDERS AND ENCOURAGES YOU TO VOTE “FOR” THE CURRENT DIRECTORS OF NAUTILUS, WHO ARE OUR NOMINEES FOR PURPOSES OF PROPOSAL 4.

In the event a vote on this proposal becomes necessary, the Company’s nominees for the director positions are listed below. All of the following directors were re-elected by shareholders at the recent annual meeting held on May 7, 2007, other than Ms. Follit, who was first appointed by the Board in September:

Name	Current Position
Peter A. Allen	Director
Evelyn V. Follit	Director
Donald W. Keeble	Director
Diane L. Neal	Director

For information about these individuals, please see the section entitled “The Board of Directors” on page 7.

Proposal No. 5—Adjournment of Special Meeting

Sherborne proposes to adjourn the special meeting, if necessary, in order to permit it to solicit additional proxies to vote in favor of Proposals 1 through 4. This proposal is intended to ensure that Sherborne has the requisite number of votes necessary to approve its other proposals, all of which our Board unanimously recommends that you vote “Against.” THIS PROPOSAL WOULD FACILITATE SHERBORNE’S PLAN TO TAKE CONTROL OF YOUR COMPANY. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” THIS PROPOSAL.

BOARD OF DIRECTORS

Set forth below is certain information regarding the existing members of the Nautilus Board of Directors, including the names and ages of directors, the year in which each first became a director and the business experience of each such director.

Robert S. Falcone, 60, chairman, was named President and Chief Executive Officer on October 17, 2007 after service as interim President and Chief Executive Officer since August 13, 2007. Mr. Falcone has served on the Nautilus, Inc. Board of Directors since 2003. Mr. Falcone has more than 38 years of management and board experience. He was President and Chief Executive Officer of GCR Custom Research, a market research firm specializing in customer research and proprietary market tracking services primarily for the high tech industry from July 2005 until August 2007. From 2003 to 2004, Mr. Falcone was Executive Vice President and Chief Financial Officer of BearingPoint, Inc., one of the world’s largest business consulting firms. Mr. Falcone is the former Senior Vice President and Chief Financial Officer of 800.com, an Internet retailer of consumer electronics, and was the Chief Financial Officer of Nike, Inc. from 1992 to 1998. He also spent more than 21 years with Price Waterhouse LLP, the last 8 years as a partner. Mr. Falcone is a board member and former audit committee chairman of RadioShack Corporation, and received his B.S. in Business Administration, Accounting from Villanova University.

Evelyn V. Follit(1), 61, joined our Board of Directors in September 2007. Ms. Follit operates Follit Associates, a corporate technology and executive assessment practice. She previously occupied corporate leadership roles with RadioShack Corporation, ACNielsen, Dun & Bradstreet, ITT, and IBM. While at RadioShack Corporation from 1997-2005, Ms. Follit reported to the Chairman and CEO as Chief Organizational Enabling Services Officer and Chief Information Officer. Ms. Follit serves on the board of food retailer Winn-Dixie Stores Inc. Beginning in December 2007, Ms. Follit will join the board of retail department store Bealls Inc. She has a Master of Business Administration degree in finance and information systems from Pace University. She has completed executive planning, finance and technology programs at Cornell’s School of Industrial and Labor Relations and MIT’s Sloan School.

Peter A. Allen(1), 46, has served on our Board of Directors since 2002. Mr. Allen is Partner & Managing Director, Market Development, for Technology Partners International (TPI), a global management consulting firm. TPI advises major corporations in the optimization of business operations through the best combination of in-sourcing, off-shoring, shared services and outsourcing. Mr. Allen has maintained this position since July 2001. From December 1998 to June 2001, Mr. Allen served as Chairman, President and Chief Executive Officer of Data Dimensions, Inc., an IT consulting firm. Prior to that, Mr. Allen served as Vice President with Computer Sciences Corporation from 1990 to 1998. Mr. Allen received a B.S. in Computer Science from the University of Maryland. He is certified by the UCLA Anderson School of Management’s Director Certification Program.

Diane Neal(1), 50, has served on our Board of Directors since October 2004. For more than 20 years, she has built an impressive career in all facets of retail, including mass and wholesale that span across broad-based segments of apparel, accessories, electronics, home and now personal care. Appointed Chief Executive Officer of Bath & Body Works in June 2007, Ms. Neal had previously served, since October 2006, as President and COO. Prior to joining Bath & Body Works, Ms. Neal served as President of the Gap Outlet. She also was a senior leader at the Target Corporation and held the position of President of Mervyn’s Stores. Ms. Neal is a graduate of Michigan State University. She is a member of the MSU College of Communications advisory board.

Ronald P. Badie, 64, joined the Board in August 2005. Mr. Badie spent more than 35 years with Deutsche Bank and its predecessor, Bankers Trust Company, retiring in 2002 as Vice Chairman of Deutsche Bank Alex

(1)	These members are up for removal under Sherborne’s Proposal No. 1

Brown (now Deutsche Bank Securities), the firm’s investment banking subsidiary. Over the years, Mr. Badie held a variety of senior level positions with the firm, in both New York and Los Angeles. Mr. Badie currently serves as a director of Obagi Medical Products, Inc., Amphenol Corporation and Merisel Inc. Mr. Badie is a graduate of Bucknell University and received an MBA from New York University’s Stern School of Business.

Marvin G. Siegert, 58, joined our Board of Directors in August 2005. Mr. Siegert recently retired as President and Chief Operating Officer of The Pyle Group LLC, a private equity investment group. Prior to joining The Pyle Group in 1996, Mr. Siegert spent 26 years with Rayovac Corporation, a manufacturer of batteries and lighting products, where he held various positions, with his most recent position as Senior Vice President and Chief Financial Officer. Mr. Siegert was recently named non-executive Chairman of Greenwood’s Financial Group, Inc., a community bank. Mr. Siegert is also an officer of a Nike distributor—Impact Sports, Inc. Mr. Siegert graduated from the University of Wisconsin, Whitewater and has a master’s degree in management from the University of Wisconsin, Madison.

Don Keeble(1), 58, has served on our Board of Directors since July 2004. Mr. Keeble is Executive Vice President at Hilco Trading Company, Inc., the holding company for The Hilco Organization, providing platform services including legal and accounting, marketing and capital. Mr. Keeble previously worked for Kmart Corporation, a large consumer retail company, for 29 years, most recently as its President of Store Operations through 2000. Mr. Keeble is President of Global Executive Resources, an executive search firm. Mr. Keeble has an Executive MBA from the University of Michigan and completed executive programs in business management and retailing with Harvard Business School and Babson College, and has an undergraduate degree in Business Administration from Columbus State University.

No family relationship exists among any of the directors or executive officers. No arrangement or understanding exists between any director or executive officer and any other person pursuant to which any director was selected as a director or executive officer of the Company.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Board of Directors oversees the overall performance of the Company on your behalf. Members of the Board stay informed of the Company’s business through discussion with the Chief Executive Officer and other members of the executive team, by reviewing materials provided them, and by participating in regularly scheduled Board and committee meetings.

Corporate Governance

The Nautilus Board of Directors is elected by the stockholders to govern the business and affairs of the Company. The Board selects the senior management team, which is charged with conducting the Company’s business. Having selected the senior management team, the Board acts as an advisor to senior management and monitors its performance. The Board reviews the Company’s strategies, financial objectives and operating plans. It also plans for management succession of the Chief Executive Officer, as well as other senior management positions, and oversees the Company’s compliance efforts.

The Board of Directors has determined that all of the directors, with the exception of Robert S. Falcone, our President and Chief Executive Officer, qualify as an “independent director” for purposes of the Company’s Corporate Governance Guidelines and Section 303A.02 of the Listed Company Manual of the New York Stock Exchange, and that each such person is free of any relationship that would interfere with the individual exercise of independent judgment. The Board of Directors has further determined that each member of the three committees of the Board of Directors meets the independence requirements applicable to those committees prescribed by the Listed Company Manual and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”) related to audit committee member independence.

Peter Allen served as the Lead Independent Director pursuant to the Company’s Corporate Governance Policies from March 2004 to May 2007, when Robert Falcone assumed this position. Upon Mr. Falcone’s appointment as Interim President and Chief Executive Officer in August 2007, Ronald Badie replaced Mr. Falcone as Lead Independent Director. The Lead Independent Director presides at the executive sessions of the Board of Directors and reviews and consults with the Chairman and Chief Executive Officer concerning the agenda for each regular meeting of the Board. The Lead Independent Director may also periodically help schedule or conduct separate meetings of the independent directors and perform such other duties as may be determined by the Board of Directors.

The Board met five times during 2006. In 2006, all of the directors attended 75% or more of the total number of meetings of the Board and the committee(s) on which he or she serves. In addition, the Nautilus directors have a practice of attending the Company’s annual meeting of stockholders each year. All of the directors who had been elected at the time of the meeting attended the Company’s 2006 annual meeting of stockholders. There is no formal policy regarding director attendance at the annual meeting of stockholders.

Transactions with Related Persons

The Company’s Board of Directors recognizes that related person transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and therefore has adopted a related person transaction policy, which shall be followed in connection with all related person transactions. Specifically, this policy addresses our procedures for the review, approval and ratification of all related person transactions.

The Board of Directors has determined that the Audit Committee of the Board is best suited to review and approve related person transactions. Accordingly, any related person transactions recommended by management shall be presented to the Audit Committee for approval at a regularly scheduled meeting of the Audit Committee. Any “transaction” with a “related person” (as such terms are defined in Item 404 of Regulation S-K) shall be consummated or shall continue only if the Audit Committee approves the transaction, the disinterested members of the Board of Directors approve the transaction, or the transaction involves compensation approved by the Company’s Compensation Committee.

Pearl Izumi GmbH purchased the assets of SHORE Sportworks GmbH, a company owned by Juergen Eckmann and Juergen Sprich in January 2004. Pearl Izumi GmbH later became a wholly-owned subsidiary of the Company as the result of the 2005 acquisition of Pearl Izumi. Juergen Sprich is now the managing director for Pearl Izumi GmbH. Juergen Eckmann is now the President of the Company’s Apparel Division.

The purchase price for SHORE Sportsworks GmbH included a contingent consideration clause, along with stock in Pearl Izumi that was later purchased by the Company in the Pearl Izumi acquisition. The contingent consideration is a payment equal to 3% of the total year-over-year increase in net revenues from Pearl Izumi Europe, which also became a wholly-owned subsidiary of the Company through the Pearl Izumi acquisition, for each calendar year ending December 31, 2006, 2005, and 2004. The estimated contingent payments were accounted for as a reduction of the purchase price.

Committees of the Board

The Nautilus Board of Directors currently has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The full text of each committee charter and our Corporate Governance Guidelines are available on the Company’s website located at www.nautilusinc.com or in print to all interested parties who request it. Requests should be sent to the Corporate Secretary at the address provided on page 1.

The Audit Committee

Under the terms of its charter, the Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to (i) the integrity of the Company’s financial statements and other financial information furnished by the Company, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the Company’s systems of internal accounting and financial controls, (iv) the registered independent public accounting firm’s qualifications and independence, and (v) the performance of the Company’s internal audit function, as well as its registered independent public accounting firm.

In fulfilling its duties, the Audit Committee, among other things, shall:

•	have the sole authority and responsibility to select, evaluate and, where appropriate, replace the registered independent public accounting firm;

•

review and discuss with management and the registered independent public accounting firm, prior to release to the general public and legal and regulatory agencies, the annual audited financial statements and quarterly financial statements, including disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and matters required to be reviewed under applicable legal, regulatory or New York Stock Exchange requirements;

•	review and discuss the Company’s major financial risk exposures and steps taken by management to monitor and mitigate such exposures;

•

review with management and the internal audit function the internal audit charter and plan, and the purpose, authority, activities, staffing and organizational structure of the internal audit function;

•

review and discuss with management and the registered independent public accounting firm, the effectiveness of the Company’s internal financial controls and the internal audit function, including compliance with The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing; and

•

establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, auditing matters or violations of the Company’s code of conduct.

Directors Robert S. Falcone (Chairman), Paul F. Little, Ronald P. Badie and Marvin G. Siegert served on the Audit Committee during 2006. Mr. Little retired from the Board of Directors at the end of his term in May 2007. Mr. Falcone stepped down from the Audit Committee after being named Interim Chief Executive Officer and President in August 2007, and Mr. Siegert was named Chairman of the Committee. Evelyn V. Follit was appointed to the Audit Committee in September of 2007 concurrent with her appointment as a member of the Board of Directors. In connection with his service during 2006, the Board of Directors determined that Mr. Falcone was an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission. Each member of the Audit Committee is financially literate, knowledgeable and able to review and understand financial statements. In 2006, the Audit Committee met seven times. From December 2006 until March 2007, Mr. Badie served on the audit committee of three other publicly traded companies. The Company’s Board of Directors determined that such simultaneous service did not impair the ability of Mr. Badie to effectively serve on the Company’s Audit Committee. Mr. Badie is currently serving on the audit committee of two other publicly traded companies.

The Compensation Committee

Under the terms of its charter, the Compensation Committee has overall responsibility for evaluating and approving the officer compensation plans, policies and programs of the Company. The Compensation Committee also acts as the administrator of the Company’s 2005 Long Term Incentive Plan.

In fulfilling its duties, the Compensation Committee, among other things shall:

•

review and approve on an annual basis the corporate goals and objectives with respect to compensation for the chief executive officer, evaluate the chief executive officer’s performance in light of these established goals and objectives, and based upon these evaluations, set the chief executive officer’s annual compensation, including salary, bonus, incentive and equity compensation;

•

review and approve on an annual basis the evaluation process and compensation structure for the Company’s senior executive officers, evaluate the performance of the Company’s senior executive officers, and approve the annual compensation, including salary, bonus, incentive and equity compensation, for such senior executive officers;

•	review the Company’s stock option and other stock-based plans and recommend changes in such plans to the Board as needed; and

•	prepare and publish an annual executive compensation report in the Company’s Proxy Statement.

Compensation Committee Interlocks and Insider Participation

During 2006, the Compensation Committee of the Board of Directors was composed of Peter A. Allen (Chairman), Donald W. Keeble, Frederick T. Hull, and Diane L. Neal. Mr. Hull retired from the Board of Directors upon the expiration of his term in May 2007. Mr. Keeble was named Chairman of the Committee in May 2007. All members of the Compensation Committee are non-employee, outside directors. Although Mr. Hammann, our former President, Chief Executive Officer and Chairman of the Board, participated in compensation discussions during 2006, he did not participate in any deliberations or decisions regarding his own compensation. In 2006, the Compensation Committee met four times and took action by unanimous written consent three times.

The Nominating and Corporate Governance Committee

Under the terms of its charter, the Nominating and Corporate Governance Committee is responsible for considering and making recommendations concerning the membership and function of the Board, and the review and development of corporate governance guidelines.

In fulfilling its duties, the Nominating and Corporate Governance Committee, among other things, shall:

•	identify individuals qualified to become members of the Board and to select director nominees to be presented for shareholder approval at the annual meeting;

•	review the Board’s committee structure and recommend to the Board for its approval directors to serve as members of each committee;

•	develop and recommend to the Board for its approval a set of corporate governance guidelines;

•	develop and recommend to the Board for its approval an annual self-evaluation process of the Board and its committees; and

•	review on an annual basis director compensation and benefits.

The Nominating and Corporate Governance Committee will consider recommendations for directorships submitted by shareholders. Shareholders who wish the Nominating and Corporate Governance Committee to consider their recommendations for nominees for the position of Director should submit their recommendations in writing to the Nominating and Corporate Governance Committee, Attention: Chairman, Nautilus, Inc., 16400 SE Nautilus Drive, Vancouver, WA 98683. Recommendations by shareholders that are made in accordance with these procedures will receive the same consideration given to nominations made by the Nominating and Corporate Governance Committee.

Director Qualifications

Nominees may be suggested by directors, members of management, shareholders or, in some cases, by a third party firm. In identifying and considering candidates for nomination to the Board of Directors, the Nominating and Corporate Governance Committee will conduct all necessary and appropriate inquiries into the qualifications and backgrounds of director candidates to select individuals who have the ability to shape and support the Company’s growth, strategic plan and objectives, with a focus on the interests of our shareholders. In evaluating particular candidates, the Committee will consider a candidate’s quality of experience, the needs of the Company and the range of talent and experience represented on the Board, as well as the nominee’s personal and professional integrity, judgment, experience, and ability to serve the long-term interest of the shareholders. The Committee will also take into account the ability of a Director to devote the time and effort necessary to fulfill his or her responsibilities.

During 2006, the Nominating and Corporate Governance Committee was composed of Peter A. Allen (Chairman), Donald W. Keeble, Frederick T. Hull and Diane L. Neal. Mr. Hull retired from the Board of Directors in May 2007 following completion of his term. Mr. Keeble was named Chairman of the Committee in May 2007. In 2006, The Nominating and Corporate Governance Committee met four times.

Communications with Directors

All interested parties may send correspondence to our Board of Directors or to any individual director at the following address: Nautilus, Inc., 16400 SE Nautilus Drive, Vancouver, Washington 98683.

Your communications should indicate that you are a shareholder of Nautilus. Depending on the subject matter, we will either forward the communication to the director or directors to whom it is addressed, attempt to handle the inquiry directly, or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. Correspondence marked confidential will not be opened prior to forwarding to the Board or any individual director.

Code of Business Conduct and Ethics

We have adopted the Nautilus, Inc. Code of Business Conduct and Ethics (the “Code of Ethics”), which is a code of conduct and ethics that applies to all of our directors, officers and employees. You can view the Code of Ethics on our website at www.nautilus.com. A copy of the Code of Ethics will be provided in print without charge to all interested parties who submit a request in writing to Corporate Communications, Nautilus, Inc., 16400 SE Nautilus Drive, Vancouver, Washington 98683.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, as well as persons who own more than 10% of our outstanding common stock, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of shares of our common stock. Based solely on a review of copies of such forms furnished to us and written representations from executive officers, directors and 10% shareholders, we believe that all Section 16(a) filing requirements during 2006 were met, except for our former director Paul Little who was late filing one Form 4 with respect to two transactions.

STOCK OWNERSHIP

Beneficial Owners of Nautilus Stock

The following table summarizes certain information regarding the beneficial ownership of our outstanding common stock as of October 15, 2007 (except as otherwise noted) by: (1) each director and director nominee; (2) each executive officer whose name appears in the summary compensation table; (3) all persons that we know are beneficial owners of more than 5% of our common stock; and (4) all directors and executive officers as a group. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment powers with respect to the common stock listed.

	Total Shares Beneficially Owned		Shares Covered by Options(2)	Percentage Beneficially Owned(1)
Name and Address of Beneficial Owners
Sherborne Investors LP	7,885,626	(3)	—	25.00%
c/o Michael L. Zuppone, Esq. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, NY 10022

Snyder Capital Management, L.P.	3,114,630	(4)	—	9.87%
One Market Plaza, Stuart Tower, Suite 1200 San Francisco, CA 94105

ICM Asset Management, Inc.	2,073,089	(5)	—	6.57%
601 W. Main Avenue, Suite 600 Spokane, WA 99201

U.S. Bancorp	1,954,168	(6)	—	6.19%
800 Nicollet Mall Minneapolis, MN 55402

SCSF Equities, LLC	3,122,853	(7)	—	9.89%
5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

Current Non-Employee Directors
Peter A. Allen, Director	23,500		22,500	*
Ronald P. Badie, Director	10,000		7,500	*
Evelyn V. Follit, Director	0		0	*
Donald W. Keeble, Director	17,500		17,500	*
Diane L. Neal, Director	17,500		17,500	*
Marvin G. Siegert, Director	9,000		7,500	*

Current Named Executive Officers
Robert S. Falcone, Director and Officer	25,500		22,500	*
Juergen Eckmann, Officer	15,125		12,625	*
Timothy Joyce, Officer	0		0	*
William D. Meadowcroft, Officer	52,800		40,750	*
Darryl K. Thomas, Officer	28,000		28,000	*
Current Directors and Executive Officers as a Group (15 persons)	321,159		285,000	1.01%

*	Less than 1%.
(1)	All percentages have been calculated based on 31,545,136 shares of our common stock issued and outstanding at October 15, 2007. Shares which the person or group has the right to acquire within 60 days after October 15, 2007 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.
(2)	Includes currently exercisable options and options exercisable within 60 days after October 15, 2007.
(3)	Information based on Scheduled 13D/A jointly filed on October 19, 2007 by Sherborne Investors LP, Sherborne Investors GP, LLC, Sherborne Investors Management LP, Sherborne Investors Management GP, LLC, Sherborne Strategic Fund A, LLC, Sherborne Strategic Fund B, LLC, Notingham Investors LLC and Edward J. Bramson. All such entities disclosed shared voting power as to 7,885,626 shares and shared dispositive power as to 7,885,626 shares, other than Sherborne Strategic Fund A, LLC, which disclosed sole voting and dispositive power with respect to 673,984.456 shares and no shared voting or dispositive power, over any shares, Sherborne Strategic Fund B, LLC, which disclosed sole voting and dispositive power with respect to 1,010,976.681 shares and no shared voting or dispositive power over any shares, and Notingham Investors LLC, which disclosed sole voting and dispositive power with respect to 6,200,664.862 shares and no shared voting or dispositive power over any shares.
(4)	Information based on a Schedule 13G filed by Snyder Capital Management, L.P. on February 14, 2007. Snyder Capital Management, L.P. disclosed shared voting power as to 2,801,400 shares and shared dispositive power as to 3,114,630 shares.
(5)	Information based on a Schedule 13G filed by ICM Asset Management, Inc. on February 14, 2007. ICM Asset Management, Inc. disclosed shared voting power as to 1,097,946 shares and shared dispositive power as to 2,073,089 shares.
(6)	Information based on a Schedule 13G filed by U.S. Bancorp and its investment advisor, FAF Advisors, Inc., on January 31, 2007. U.S. Bancorp disclosed shared power to vote or to direct vote as to 1,954,168 shares and shared power to dispose or to direct the disposition as to 1,931,168 shares. U.S. Bancorp’s financial advisor, FAF Advisors, Inc. disclosed shared power to vote or to direct vote as to 1,922,519 shares and shared power to dispose or to direct the disposition as to 1,922,519 shares.
(7)	Information based on a Schedule 13D filed by SCSF Equities, LLC on June 28, 2007. SCSF Equities, LLC disclosed shared power to vote or to direct vote as to 3,122,853 shares and shared power dispose or to direct the disposition as to 3,122,853 shares.

CHANGE OF CONTROL PROVISIONS

If Sherborne’s director nominees are elected, the Company’s outstanding indebtedness may be declared due and payable by the lenders:

Revolving Credit Facility. Under the terms of the Company’s credit agreement dated February 14, 2007, as amended, a change of control is deemed to constitute an event of default, upon which the lenders may terminate the revolving credit commitments and/or declare all loans under the credit commitments to be due and payable. Under this agreement, a “change of control” is deemed to occur if, during any 24 month period, a majority of the members of the Company’s Board of Directors at the beginning of such period (or any replacement directors appointed by such directors) cease to constitute a majority of the members of the Board. As of October 12, 2007, there was $109 million outstanding under this credit agreement.

EXECUTIVE OFFICERS

The following table identifies our current executive officers, the positions they hold and the year in which they began serving in their respective capacities. The Board of Directors elects all officers, who hold office until their respective successors are elected and qualified.

Name	Age	Current position(s) with Nautilus	Officer Since
Robert S. Falcone	60	Chairman, Chief Executive Officer and President	2007
Timothy Joyce	51	Senior Vice President, Global Sales	2007
William D. Meadowcroft	44	Chief Financial Officer, Secretary and Treasurer	2004
Stephen L. Eichen	53	Chief Information Officer	2004
Darryl K. Thomas	47	President, International Equipment Business	2004
Wayne M. Bolio	50	Chief Administrative Officer and Senior Vice President, Law	2004
Juergen Eckmann	43	President, Nautilus Apparel Division	2005
Deborah Marsh	49	Senior Vice President, Human Resources	2007
Ronald Arp	44	Senior Vice President, Corporate Communications and Investor Relations	2004

For information on Robert S. Falcone’s business background, see “Board of Directors” above.

Timothy Joyce was appointed to the newly formed position of Senior Vice President of Global Sales in September 2007. Mr. Joyce most recently was President and Chief Operating Officer of HO Sports, a water sports company based in Redmond, WA. Mr. Joyce was with Nike, Inc. for 19 years from 1980 to 1999, where he progressed to serve as director of European sales, and as vice president of global sales. He was president of Internet sporting goods retailer fogdog.com from 1999 to 2000, and served as executive vice president of retail and wholesale sales for Adidas America from 2001 to 2004. Joyce has completed his master’s coursework in sports administration at Ohio University (1979) where he played collegiate basketball and was honored as a distinguished alumnus.

William D. Meadowcroft was promoted to Chief Financial Officer in March 2005 after joining Nautilus in 2000 and serving as the company’s principal accounting officer, treasurer and corporate controller. Mr. Meadowcroft has 20 years of accounting and finance experience, including eight with Deloitte & Touche in Portland, OR, and Ernst & Young in Providence, RI. He was responsible for rebuilding the financial infrastructure with the American Automobile Association of Oregon/Idaho before joining Nautilus. Mr. Meadowcoft has been a Certified Public Accountant in Oregon, has an undergraduate degree from Pennsylvania State University, and has a master’s degree from Western Seminary in Portland, OR.

Stephen L. Eichen was promoted to Chief Information Officer in March 2004 after serving as the vice president of information technology for the company’s direct business. Before joining Nautilus in 2002, he was Senior Manager for Deloitte & Touche, where he provided information systems and project management consulting services. He also held senior information management positions for The Boeing Company, and served as Senior Associate for the Institute of Management Resources where he consulted numerous Fortune 500 manufacturing clients. He has been certified C.P.I.M. by the American Production and Inventory Control Society and is a member of the Project Management Institute. Mr. Eichen received his B.S. in Biology and his M.S. in Management and Policy Sciences from the State University of New York at Stony Brook.

Darryl K. Thomas joined Nautilus in January 2004 where he spearheaded the development of strategic partnerships and the testing of direct consumer business models with key distributors worldwide. Mr. Thomas is currently President, International Equipment Business where he is responsible for the Company’s international distribution and sales efforts. Before Nautilus, Mr. Thomas served as Vice President of the Burger King international account team for Coca-Cola where he was responsible for the sale of Coca-Cola products to the company’s corporate and franchise operations outside of the United States. He also served in senior marketing and strategic planning positions with Levi Strauss and Company where he was responsible for developing and implementing rigorous selling and planning processes. Prior to Levi Strauss, he held sales related positions at Xerox Corporation and AT&T. Mr. Thomas received a B.B.A. from the University of North Texas and an M.B.A. from the University of Texas at Austin.

Wayne M. Bolio was promoted to Chief Administrative Officer and Senior Vice President, Law in January of 2006. Mr. Bolio joined Nautilus in June 2003 as Vice President, Human Resources. He was appointed Senior Vice President, Human Resources in March 2004 and Senior Vice President, Law and General Counsel in May 2004. From 1997 to 2002 he served as the chief human resources officer for Consolidated Freightways, a major transportation company, and most recently held the position of Vice President of Human Resources and Assistant General Counsel. Prior to that, he was employed by Southern Pacific Transportation Company as Assistant General Counsel with responsibility for labor relations, litigation, human resources, and employment law matters. Mr. Bolio received a B.A. from the University of California at Berkeley and a J.D. from UCLA.

Juergen Eckmann joined Nautilus, Inc. as chief of staff of the Nautilus Apparel Division in July 2005. He was promoted to president in January 2006. Mr. Eckmann has more than ten years of apparel industry experience developing apparel brands through marketing services, customer service and sales operations. Prior to joining Nautilus, Mr. Eckmann served as vice president and chief of staff of PEARL iZUMi USA. He also served in executive capacities as co-founder and general manager for Shore Sportswork, a German company that provides sales, operations, and marketing support to foreign clients seeking to grow their active outdoor brands in Europe. While there, Mr. Eckmann developed a European business strategy for Schwinn/GT Corp. He also held worldwide marketing and business responsibilities for the bike organization Scott Sports Group.

Deborah Marsh joined Nautilus in March 2007 as Senior Vice President, Human Resources, where she is responsible for talent management, human resources systems, compensation and benefits. Ms. Marsh has 20 years of human resources experience from high tech, forest products, manufacturing and the public sector. Previously, she was the top Human Resources Executive for TriQuint Semiconductor and senior consultant for Arthur Andersen Human Capital Services and KPMG Compensation and Benefits practice. She serves as faculty for WorldatWork and was on the University of Washington faculty. Ms. Marsh is a Certified Employee Benefits Specialist, Certified Compensation Professional and Certified Benefits Professional. She has a masters degree in Community/Clinical Psychology from Pepperdine University.

Ron Arp joined Nautilus in August 2004 as Senior Vice President, Corporate Communications where he is responsible for communicating with investors, employees, media, VIPs and communities. Previously, he served as senior partner and general manager of the Portland, OR, office of public relations firm Fleishman-Hillard. During 16 years there, he counseled clients ranging from startups to Fortune 500 companies in manufacturing, technology, financial and food industries. Mr. Arp received degrees in economics and journalism from the University of Nebraska, and was honored in 2004 as one of that institution’s six Masters for excelling in their chosen career.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors (the Committee) manages the Company’s compensation programs on behalf of the Board of Directors. The Committee reviewed and discussed with the Company’s management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully Submitted,

Peter A. Allen

Donald W. Keeble

Frederick T. Hull (retired)

Diane L. Neal

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis provides an overview and analysis of the material elements of compensation for the Nautilus, Inc. executive officers identified in the Summary Compensation Table (“Named Executive Officers”). The Compensation Committee of the Board of Directors makes all decisions regarding the total direct compensation of the Company’s executive officers. Direct compensation includes base salary, incentive compensation, stock options and performance units.

The day-to-day design and administration of indirect compensation such as employee welfare benefits, including medical and life insurance as well as a 401(k) plan, is managed by the Company’s Human Resource and Legal departments and are generally applicable to all U.S. based employees.

Compensation Philosophy and Objectives

The Company’s overall goal in compensating executive officers is to attract, retain and motivate key executives of superior ability who are critical to our future success. The overall compensation program is designed to reward executives for meeting financial goals and increasing shareholder value. The total executive compensation awarded under each component is based on the Board’s estimation of each executive officer’s contribution to long-term growth and profitability for the Company, relying on input from management and direct interaction relating to business performance.

The Company’s executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Each executive compensation package is comprised of a base salary and an annual incentive bonus tied to corporate and individual performance and is supplemented by long-term equity incentives in the form of stock options and performance units. The Company believes this compensation structure increases the mutuality of interest between our executive officers and shareholders. The Company’s compensation decisions with respect to executive officer salaries, incentive compensation, stock options and performance units are influenced by (a) the executive’s individual performance and level of responsibility and function within the Company, (b) the overall performance and profitability of the Company and (c) our assessment of the competitive marketplace, including other peer companies. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary, incentive compensation and long-term incentives including stock options and performance units. We do not target any particular weight for base salary, incentive compensation or long-term incentives as a percent of total direct compensation.

All of the Company’s compensation and benefits for its Named Executive Officers described below have as a primary purpose the Company’s need to attract, retain and motivate the highly talented individuals who engage in behavior necessary to enable the Company to succeed in its mission while upholding our values in a highly competitive marketplace.

•	Base salary and benefits are designed to attract and retain employees over time and provide fixed compensation based on competitive market factors.

•	Annual incentive compensation is designed to focus Named Executive Officers on Company and individual objectives set at the beginning of each year that are critical to the Company’s success.

•

Long-term incentives including stock options and performance units to focus executive behavior on making decisions that ensure the long-term success of the Company, as reflected in increases in the Company’s stock price over a period of several years and growth in its earnings per share.

General Compensation Levels

Each year, the Company reviews the base salaries and annual and long-term incentive opportunities offered to our executives, including the Named Executive Officers, to ensure that they are competitive with market practices, support our executive recruitment and retention objectives, and are internally equitable among executives. While we do not set specific total compensation targets, our process essentially results in a de facto target—that is, a total amount of compensation that we will pay an executive if all corporate and individual performance objectives are fully met. Each of our key program components is generally set with market median as a guideline, except that long-term incentives are generally based upon a combination of affordability, market practices and retention objectives. The Compensation Committee approves the salaries and option grants made to the named executive officers. The full Board of Directors approves the annual incentive compensation plan earnings target after receiving the recommendation of the Compensation Committee.

As part of this process, the Committee considers market data and input provided by its compensation consultant, HayGroup, and our management. We use this data to match our specific executive positions to those with similar functional descriptions at companies with similar business characteristics.

In most cases, each Named Executive Officer is matched to comparable positions within the compensation surveys to ascertain the appropriate placement relative to market. Where it is not possible to match a Named Executive Officer’s role, he or she will be compared with several other senior executive positions based on functional responsibilities, revenue size of the business unit, and individual experience. We also take into consideration market trends to determine how base salary and annual cash incentives are changing from year to year and how each component relates as a percentage of total compensation. We generally start by setting base salary at the relevant market median and build on that, factoring in performance and the experience and skills of the Named Executive Officer. However, we use the market data as context only, and any cash compensation decisions also factor individual experience, performance and internal equitability. Accordingly, base salary will–and does–vary among the Named Executive Officers. Annual cash incentive award target levels are set as a percentage of base salary. Through this process, we believe that the cash compensation package for our Named Executive Officers has been balanced for both internal and external fairness.

For each of the elements of compensation identified below, the Company’s Chief Executive Officer reviews the components for each Named Executive Officer, except himself, and makes a recommendation to the Compensation Committee as to the level of each component. This recommendation is prepared based on each executive’s performance against established objectives and overall contribution to the success of the Company. The recommendations are reviewed by the Compensation Committee along with a market analysis completed by the HayGroup. After discussion and review, the Compensation Committee may propose changes in Named Executive Officer compensation to the Company’s Board of Directors. Separately, the Compensation Committee proposes adjustments to the Chief Executive Officer compensation components to the Board of Directors for approval. Recommended changes are impacted by individual performance as well as company performance against the established plan and analysis of market compensation data.

The Elements of Nautilus’ compensation program

As described above, we used several compensation elements in our executive compensation program in 2006, including:

•	Cash Compensation composed of:

•	Base salary

•	Annual Incentive Compensation

•	Long-term equity incentives composed of:

•	Stock Options

•	Performance Units

•	Other Benefits and Indirect Compensation

Cash Compensation

In 2006, we provided cash compensation to our Named Executive Officers through base salary and annual incentive opportunities. This is consistent with both general market practice and the practices of our peer group of leading, comparably sized public consumer product companies, which typically provide base salary and annual incentives in the form of cash.

Base Salary

We set base salary to be competitive with the general market and our peer group. In addition to base salary, we rely on other forms of compensation (both cash and equity) to motivate and reward the Named Executive Officers.

Base salaries are based on job responsibilities and individual contribution, as well as the executive’s experience taking into consideration competitive pay levels relative to other companies in our peer group. The base salary component of compensation is designed to retain employees in a competitive market situation.

Generally, the median of the relevant market data as described above is used as a guideline for determining base salary. In January of each year, the base salary of each of our Named Executive Officers is reviewed and approved by our Compensation Committee. Adjustments to base salary levels on a year-over-year basis depend largely on the Committee’s assessment of market data and Company, business unit, and individual performance. The Named Executive Officers’ experience, expertise, and internal positioning are also factored into the annual review, and the CEO provides recommendations as to pay actions with respect to the Named Executive Officers other than himself. Base salaries are typically reviewed and adjusted, as described above, for the Company’s Named Executive Officers during the first Compensation Committee meeting of the calendar year.

The base salaries paid to the Named Executive Officers during 2006 are reported in the Summary Compensation Table on page 24.

Annual Incentive Compensation

We believe it is important to provide annual cash incentives to motivate our executive officers to attain specific performance objectives that, in turn, further our long-term objectives. The Company’s annual bonus plans seek to ensure that a significant portion of each executive officer’s cash compensation is “at risk” and payable only when our stockholders have also benefited from his or her efforts.

Each year, the Chief Executive Officer recommends to the Compensation Committee targets for overall corporate performance for the fiscal year. The Compensation Committee in turn reviews these targets, applies any adjustments as deemed prudent, and recommends them to the full Board of Directors. For 2006, the targets were based on actual earnings per share (“EPS”) and other significant factors, such as cash management, strategic business development, operating efficiency, revenue generation, and other specific objectives. In October of 2006 the Compensation Committee recommended and the Board of Directors approved an adjustment to the targets for the 2006 incentive compensation plan based on consideration of a number of factors, including the impact of the adoption of FAS 123R, the continued impact of certain factors that negatively affected performance in the fourth quarter of 2005, significant accomplishments during 2006, and the potential impact on employee morale of failing to reward employees for these significant accomplishments. At the end of each year, the Compensation Committee evaluates corporate performance in light of these goals. If the Company meets or surpasses the pre-established performance goals, the Compensation Committee generally will award a bonus to each executive officer equal to between 40% and 100% of his or her base salary, as stipulated during the goal-setting period. The percentage of annual base salary that is paid as incentive compensation is based on both Company performance and executive officer performance. The Company performance component increases or decreases in the event the Company achieves greater than, or less than, 100% of the earnings target as approved by the Board of Directors. The performance component is based on achieving individual performance goals approved at the beginning of the fiscal year. Achieving three, four or five out of five individual goals leads to incentive compensation payouts of 50%, 75% and 100%, respectively. Achieving less than three individual goals results in no incentive compensation being paid to the individual. However, the Compensation Committee has absolute discretion in awarding annual bonuses and may award greater or lesser annual bonuses to one or more executive officers, whether or not the Company achieves its performance goals.

The incentive compensation target for each company executive is determined based on competitive market factors and is established at the discretion of the Compensation Committee. Incentive compensation rates for each Named Executive Officer are reviewed annually by the Compensation Committee. These rates are based on job responsibilities and the estimation of each executive officer’s contribution to long-term growth and profitability for the Company taking into consideration competitive pay levels relative to other leading, comparably sized public consumer product companies. In addition, the incentive compensation rates are reviewed by the HayGroup for market competitiveness. For 2006, baseline award targets as a percentage of base salary were as follows:

• Greggory Hammann, former CEO and President	100%
• Timothy Hawkins, former President, Fitness Equipment Business	50%
• William Meadowcroft, Chief Financial Officer	50%
• Darryl Thomas, President, International Business	40%
• Juergen Eckmann, President, Apparel Division	40%

The total annual cash incentive awards earned by each Named Executive Officer for 2006 are reported in the Summary Compensation Table on page 24.

Long-Term Incentives

A substantial portion of our executives’ total compensation is delivered in the form of equity compensation awarded under our 2005 Long Term Incentive Plan (the “2005 Plan”). In 2006, this portion varied with each executive’s role and degree of responsibility in the Company. In recent years, we have used two different equity vehicles—stock options and performance units—to provide long-term incentives to our Named Executive Officers.

We also consider affordability to the Company as a factor in determining the size and mix of each equity award we grant. The accounting expense recognized by the Company in 2006 with respect to long-term incentive awards earned by the Named Executive Officers during 2006 and earlier years is reported in the Summary Compensation Table on page 24. Additional information on these awards, including the number of shares subject to each award, is reported in the Grants of Plan-Based Awards Table on page 25 and the Outstanding Equity Awards at Fiscal Year-End Table on page 26.

In 2006, the Named Executive Officers each received an equity award that was divided between stock options and performance units. This reflected a change from 2005 in which equity awards consisted of only stock options. We believe that the mix used in 2006 provided the most appropriate alignment with both stockholder and economic interests. While a stock option provides a direct link to financial performance as measured by growth in the market price of our common stock and emphasizes our overall performance in the market, the performance unit awards drive results since their payout is directly tied to the achievement of specific pre-established financial performance goals that have been crafted to help us reach our long-term strategic objectives.

Stock Options

The Compensation Committee views stock options as a key long-term element in its performance-based executive compensation program. Stock options provide for financial gain derived from the potential appreciation in stock price from the date the option is granted until the date the option is exercised. The exercise price of stock options is set at fair market value on the date of the grant. The 2005 Plan, as approved by the Company’s shareholders, provides that fair market value is equal to the closing price of our common stock on the New York Stock Exchange on the date preceding the grant date. The Compensation Committee awards options at meetings that are generally held on Sundays in conjunction with regularly scheduled two-day quarterly board meetings that are held on Sundays and Mondays. Therefore, there is no opportunity for a change in market price between the date the Compensation Committee approves an award and the date of the grant. The Company does not backdate options or grant options retroactively. In addition, the Company does not plan to coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. Stock options become exercisable in equal installments over time periods designated by the Compensation Committee, generally ranging from one to five years for Named Executive Officers. The Company’s long-term performance ultimately determines the value of stock options, because gains from stock option exercises are dependent on the long-term appreciation of the Company’s stock price.

The Compensation Committee grants stock options to executive officers based on the Board’s estimation of each executive officer’s contribution to our long-term growth and profitability. The Company, with the assistance of an independent consultant, HayGroup, collects and analyzes competitive market data annually to assess the adequacy of compensation paid to the Named Executive Officers. The analysis compares the Company’s Named Executive Officers to positions in similar companies and includes an evaluation of the value of stock options granted for comparable positions.

Performance Unit Awards

The Compensation Committee views performance units as an additional key long-term element in its performance-based executive compensation program. Performance units are designed to enhance the Company’s ability to attract and retain highly qualified personnel. In addition, performance units align the long-term interests of executives with those of the shareholders.

A performance unit entitles the Named Executive Officer to receive a share of the Company’s common stock for each performance unit, for any completed fiscal year in which certain EPS targets are met. The awards vest annually over three years with a rolling provision that allows for an unvested award from year 1 or year 2 to vest if a subsequent period’s targets are met. If none of the targets are met within the three year period, the performance unit award is cancelled.

For the awards made in 2006, we set the target level for our performance units at our projected long-term business growth objective over the next three years. In making determinations of the desired threshold, target, and maximum performance levels, we also considered the general economic climate and the specific market conditions that we were likely to face in the upcoming years. We set the target performance levels for performance unit awards such that the levels are challenging but achievable, in that the target levels represent projected long-term meaningful growth of the Company. We set our threshold and maximum performance levels approximately 10% below and above, respectively, the target performance level. Although our assessment is subject to change over time, our performance was generally off target for 2006 and therefore we are currently not expensing our outstanding performance units for financial statement purposes based upon an assumption that we will not achieve the target performance levels. Target levels for the 2006 performance unit award were annual earnings per share of $1.15, $1.40 and $1.70 for 2006, 2007 and 2008, respectively. Additional information on all outstanding performance unit awards, including the number of shares subject to each award, is reported in the Outstanding Equity Awards at Fiscal Year-End Table on page 26.

Health & Welfare Benefits and Other Benefits

Executive officers participate in various broad-based employee benefit plans on substantially the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. We offer a 401(k) plan which allows employees to invest in an array of funds on a pre-tax basis and which provides for employer matching contributions of up to three percent of eligible compensation, capped by IRS regulations.

The Named Executive Officers are eligible to participate in our Company-wide medical, dental, life, and disability insurance plans. Any participant, including a Named Executive Officer, may purchase higher levels of coverage for particular benefits. Some of the Named Executive Officers have taken advantage of this option. The Company’s CEO also has a long-term disability and a life insurance policy.

The Company also provides tax services to Named Executive Officers. The primary purpose is to assist the executive officer in addressing tax and financial planning considerations when conducting stock option or performance unit transactions. Tax fees paid by the Company during 2006 ranged from $700 to $3,000 for each Named Executive Officer.

Additional information about these awards is reported in the Summary Compensation Table on page 24.

Severance Agreements

To ensure that we are offering a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our executive officers, including the Named Executive Officers.

We have a separate severance arrangement with each Named Executive Officer under their respective employment agreement that we entered into with them when they either began employment with the Company or through promotion into their current role. The agreement provides that, in the event we terminate their employment (other than for cause) or in some cases, if they were to voluntarily terminate employment for good reason, then, in lieu of any further salary, bonus, or other payments for periods subsequent to the date of termination, the Company shall pay to the employee severance ranging from six months to twenty-four months of the employee’s average monthly annual base salary. Severance payments are made according to the Company’s normal payroll process spread out equally over the severance period. In addition, under the employment agreement with our former Chief Executive Officer, Greggory C. Hammann, the Company is obligated to continue health benefits for Mr. Hammann and his covered dependents, at active-employee premium rates, during the period in which he is entitled to severance payments. Furthermore, Mr. Hammann is entitled under his employment agreement to receive a pro-rated bonus payment for the portion of the fiscal year completed prior to his termination, calculated on the basis of the average bonus paid to Mr. Hammann in the three preceding fiscal years. In addition, the stock option exercisable for up to 850,000 shares of common stock that was granted to Mr. Hammann when he joined the Company in 2003 (the “Initial Option Award”) will continue to vest as if Mr. Hammann had remained employed during the twenty four-month period in which he is entitled to receive severance pay. The Initial Option Award will also be exercisable for fifteen months after the date of termination of employment as to the shares vested on or before such date of termination and for fifteen months after the date of vesting as to shares vesting after the date of termination. In connection with the termination of his employment on August 13, 2007, the Company has provided, or is currently providing, Mr. Hammann with severance benefits in accordance with the terms of the employment agreement.

The estimated payments and benefits payable to the Named Executive Officers assuming an event triggering payment under these plans and arrangements as of the last day of 2006 are reported in the discussion of Other Potential Post-Employment Payments on page 27.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986 limits to $1,000,000 per person the amount that we can deduct for compensation paid to any of our most highly paid officers in any year. With the exception of our President and Chief Executive Officer, we generally do not expect any of our employee’s salary and bonus levels to exceed that limit. However, depending on individual and corporate performance, total compensation for certain executives may be greater than $1,000,000. The limit on deductibility, however, does not apply to performance-based compensation that meets certain requirements. Our current policy is generally to grant long-term incentive awards that meet those requirements so that we may properly deduct compensation related to these awards when recognized by an executive.

Summary Compensation Table

The table that follows this discussion summarizes the total compensation paid to or earned by Greggory C. Hammann, our former Chief Executive Officer and President, and each of our other Named Executive Officers for the fiscal year ended December 31, 2006. The narrative below describes current employment agreements and material employment terms with each of our Named Executive Officers, as applicable.

2006 Summary Compensation Table

Name and Principal Position	Salary	Bonus	Stock Awards(6)	Option Awards(7)	All Other Compensation	Total
Greggory C. Hammann	$550,000	$206,500	$—	$824,340	$362,861	$1,943,700	(1)
Chairman, Chief Executive Officer and President

William D. Meadowcroft	$282,846	$53,000	$—	$116,544	$6,052	$458,443	(2)
Chief Financial Officer, Secretary and Treasurer

Timothy E. Hawkins	$286,000	$53,500	$—	$120,935	$5,452	$465,887	(3)
President, Fitness Equipment Business

Darryl K. Thomas	$245,616	$34,500	$—	$69,765	$112,230	462,110	(4)
President, International Equipment Business

Juergen Eckmann	$235,000	$35,500	$—	$95,300	16,554	382,354	(5)
President, Apparel Division

(1)	Mr. Hammann’s 2006 All Other Compensation consists of two $170,000 payments resulting from the first amendment to his 2003 nonstatutory stock option agreement and a Company matching contribution of $4,752 to the Nautilus, Inc. 401(k) Savings Plan. The amendments were made in response to the adoption of Section 409A of the Internal Revenue Code of 1988, as amended. Mr. Hammann’s 2006 All Other Compensation also consists of Company paid premiums for disability and life insurance and tax service fees paid by the Company. Mr. Hammann’s employment was terminated on August 13, 2007.
(2)	Mr. Meadowcroft’s 2006 All Other Compensation consists of a Company matching contribution of $4,752 to the Nautilus, Inc. 401(k) Savings Plan and tax service fees paid by the Company.
(3)	Mr. Hawkins’ 2006 All Other Compensation consists of a Company matching contribution of $4,752 to the Nautilus, Inc. 401(k) Savings Plan and tax service fees paid by the Company. Mr. Hawkins’ employment was terminated effective June 29, 2007.
(4)	Mr. Thomas’ 2006 All Other Compensation consists of $54,000 for payments received for corporate housing, $52,178 received for one-time relocation costs, and a Company matching contribution of $4,752 to the Nautilus, Inc. 401(k) Savings Plan and tax service fees paid by the Company.
(5)	Mr. Eckmann’s 2006 All Other Compensation consists of Company paid premiums for life insurance, personal travel costs, and a contribution to a pension fund, of which the Company is not a sponsor.
(6)	The amounts reported in this column are equal to the dollar amount recognized for financial statement reporting purposes in 2006 in connection with performance units granted under the Company’s 2005 Long Term Incentive Plan. With respect to performance units granted in 2006 and 2005, respectively, see Note 9 to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards no. 123 (revised 2004), Share Based Payment (“FAS 123R”). For further information about awards made in 2006, see the Grants of Plan-Based Awards table beginning on page 25.
(7)	The amounts reported in this column are equal to the dollar amount recognized for financial statement reporting purposes in 2006 in connection with options granted under the Company’s 2005 Long Term Incentive Plan, which was approved by the Company’s stockholders and became effective on June 6, 2005. With respect to options granted in 2006, 2005 and 2004, respectively, see Note 9 to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year in accordance with FAS 123R. For further information about awards made in 2006, see the Grants of Plan-Based Awards table on page 25.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Unit Awards: Number of Securities Underlying Units (#)(6)	All Other Option Awards: Number of Securities Underlying Options (#)(7)	Exercise or Base Price of Option Awards ($ /Sh)(8)	Grant Date Fair Value of Stock and Option Awards ($)(9)
Name	Grant Date(1)	Threshold ($)(2)	Target ($)(3)	Maximum ($)(4)	Threshold (#)	Target (#)(5)	Maximum (#)
Greggory C. Hammann	01/29/06	27,500	550,000	825,000	—	—	—	—	—	—	—
	07/30/06	—	—	—	—	18,000	—	18,000	—	—	—
William D. Meadowcroft	01/29/06	7,071	141,423	212,135	—	19,500	—	4,500	15,000	15.15	80,738
Timothy E. Hawkins	01/29/06	7,150	143,000	214,500	—	25,000	—	9,000	16,000	15.15	86,120
Darryl K. Thomas	01/29/06	4,912	98,246	147,370	—	15,000	—	3,000	12,000	15.15	64,590
Juergen Eckmann	01/29/06	4,700	94,000	141,000	—	14,100	—	3,600	10,500	15.15	56,516

(1)	Awards are generally effective on the date of approval. Award grant procedures are discussed in the Compensation Discussion & Analysis.
(2)	The amounts in this column represent the potential award level for each Named Executive Officer under the Company’s annual cash incentive program at the threshold level. The threshold payout is calculated using company performance at the 10% target level and the employee obtaining three individual objectives which obtains 50% of target level payout. The actual amounts earned are reflected in the 2006 Summary Compensation table.
(3)	The amounts in this column represent the potential award level for each Named Executive Officer under the Company’s annual cash incentive program at the target level. The target payout is calculated using company performance at the 100% level and the employee obtaining five individual objectives which obtains 100% payout for individual contribution. The actual amounts earned are reflected in the 2006 Summary Compensation table.
(4)	The amounts in this column represent the potential award level for each Named Executive Officer under the Company’s annual cash incentive program at the maximum level. The maximum payout is calculated using company performance at the 150% level and the employee obtaining five individual objectives which obtains 100% payout for individual contribution. The actual amounts earned are reflected in the 2006 Summary Compensation table.
(5)	The amounts in this column represents the target number of shares of common stock that could become vested to each executive officer in the event certain performance targets are met, as described in (6) below and the options granted, as described in (7) below are exercised by the Named Executive Officer.
(6)	Nautilus, Inc. common stock will be granted to the Named Executive Officer upon achievement by the Company of annual earnings-per-share (EPS) targets equal to $1.15, $1.40, and $1.70 in 2006, 2007 and 2008, respectively. The Named Executive Officer may receive one third of the targeted shares per year as long as they are employed by the Company on the last day of such fiscal year and the EPS target is met. If the award is not achieved in 2006 or 2007, but the 2008 target is achieved, the Named Executive Officer shall be paid the awards for the previous years.
(7)	The numbers reported in this column reflect the number of options to purchase shares that were awarded to the Named Executive Officers in 2006 pursuant to the 2005 Long Term Incentive Plan, which became effective on June 6, 2005. Each of these awards is subject to a four year vesting schedule, during which 25% of the award vests on each anniversary of the grant date.
(8)	Consists of Stock Options with an exercise price equal to the NYSE closing price of Nautilus, Inc. Common Stock on business day prior to the date of grant and a seven year term.
(9)	Reflects grant date fair value of performance unit awards at target described in footnote (6) above, and grant date fair value of Stock Options described in footnote (7) above, calculated in accordance with FAS 123R.

Outstanding Equity Awards at Fiscal Year-End

The following table provides detailed information about all outstanding equity awards of Greggory C. Hammann, our former Chief Executive Officer and President, and each of our other Named Executive Officers at December 31, 2006.

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable	Unexercisable
Greggory C. Hammann(1)	340,000	340,000	(2)	N/A	10.39	07/15/13	N/A	N/A	62,500	(3)	1,106,250
	33,000	60,000	(4)	N/A	15.66	06/07/14	N/A	N/A	62,500	(5)	1,106,250
	12,000	48,000	(4)	N/A	20.73	01/31/15	N/A	N/A	18,000	(6)	225,360

William D. Meadowcroft	4,000	—	(7)	N/A	34.05	06/10/07	N/A	N/A	4,500	(6)	68,175
	—	15,000	(4)	N/A	15.15	01/29/13	N/A	N/A
	12,000	8,000	(8)	N/A	10.39	07/15/13	N/A	N/A
	6,000	9,000	(8)	N/A	23.15	10/25/14	N/A	N/A
	6,000	24,000	(8)	N/A	21.68	02/23/15	N/A	N/A

Timothy E. Hawkins(9)	—	16,000	(4)	N/A	15.15	01/29/13	N/A	N/A	9,000	(6)	136,350
	20,000	30,000	(8)	N/A	13.37	01/29/14	N/A	N/A
	16,000	24,000	(8)	N/A	15.66	06/07/14	N/A	N/A

Darryl K. Thomas	—	12,000	(4)	N/A	15.15	01/29/13	N/A	N/A	3,000	(6)	45,450
	5,000	15,000	(8)	N/A	13.59	01/14/14	N/A	N/A
	10,000	15,000	(8)	N/A	15.66	06/07/14	N/A	N/A

Juergen Eckmann	5,000	15,000	(4)	N/A	28.91	07/11/12	N/A	N/A	3,600	(6)	54,540
	—	10,500	(4)	N/A	15.15	01/29/13	N/A	N/A

The shares become vested and issuable in equal installments commencing on the first anniversary of the grant date. Unvested shares at December 31, 2006 will vest equally over the remaining vesting period.

(1)	Mr. Hammann’s employment with the Company was terminated effective August 13, 2007.
(2)	The grant will vest in equal six month installments over a period of five years, beginning the first anniversary of the grant date.
(3)	Mr. Hammann was granted a performance unit award on December 1, 2005 (the “Initial Award”) that entitles him to receive 62,500 shares of the Company’s common stock if, for any completed fiscal year ending on or before December 31, 2011, he is employed by the Company on the last day of such fiscal year, and the Company’s earnings per share for such fiscal year equals or exceeds two dollars ($2.00). The year in which the Performance Goal for the Initial Award is achieved is referred to as the “Initial Award Year”. Due to the termination of Mr. Hammann’s employment effective August 13, 2007, this award has been cancelled.
(4)	The grant will vest in four equal annual installments, beginning the first anniversary of the grant date.
(5)	Mr. Hammann received a second performance unit award on December 1, 2005 that entitles him to receive 62,500 additional shares of the Company’s common stock if the performance goal for the Initial Award is achieved and the Company’s earnings per share in the fiscal year immediately following the Initial Award Year increases by 10% or more over the earnings per share of the Initial Award Year.
(6)	Nautilus, Inc. common stock will be granted to the Named Executive Officer upon achievement by the Company of annual earnings-per-share (EPS) targets equal to $1.15, $1.40, and $1.70 in 2006, 2007 and 2008, respectively. The Named Executive Officer may receive one third of the targeted shares per year as long as they are employed by the Company on the last day of such fiscal year and the EPS target is met. If the award is not achieved in 2006 or 2007, but the 2008 target is achieved, the Named Executive Officer shall be paid the awards for the previous years.
(7)	The grant will vest in three equal annual installments, beginning the first anniversary of the grant date.
(8)	The grant will vest in five equal annual installments, beginning the first anniversary of the grant date.
(9)	Mr. Hawkins’ employment with the Company was terminated effective June 29, 2007.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Greggory C. Hammann(1)	—	—	—	—
William D. Meadowcroft	—	—	—	—
Timothy E. Hawkins(2)	—	—	—	—
Darryl K. Thomas	—	—	—	—
Juergen Eckmann	—	—	—	—

None of the Named Executive Officers listed above exercised stock options or had any performance units vest during the year ended December 31, 2006.

(1)	Mr. Hammann’s employment with the Company was terminated effective August 13, 2007.
(2)	Mr. Hawkins’ employment with the Company was terminated effective June 29, 2007.

Other Potential Post-Employment Payments

Name	Salary Continuation or Severance(1)	Pro-rated Bonus Payment		Benefits or Perquisites		Continued Vesting on the amendment to the “Initial Option Grant”		Continued Vesting of “Initial Option Grant”
Greggory C. Hammann	$1,200,000	$135,400	(2)	$23,000	(3)	$680,000	(5)	$947,556	(4)
William D. Meadowcroft	286,000	—		—		—		—
Timothy E. Hawkins	296,010	—		—		—		—
Darryl K. Thomas	235,870	—		—		—		—
Juergen Eckmann	120,438	—		—		—		—

(1)	Amounts in this column reflect estimated amounts that may be paid under the Nautilus employment arrangement assuming termination occurred on December 31, 2006. The Nautilus separation benefits consist of monthly base salary equal to twenty-four equal payments for Mr. Hammann, twelve equal payments Mr. Meadowcroft, Mr. Hawkins, and Mr. Thomas, and six equal payments for Mr. Eckmann, Distributions are subject to certain restrictions imposed by Internal Revenue Code Section 409A. Mr. Hammann and Mr. Hawkins are each receiving salary continuation payments pursuant to their employment arrangements with the Company beginning on their termination dates of August 13, 2007 and June 29, 2007, respectively.
(2)	Mr. Hammann will receive a pro-rated bonus payment for the portion of the fiscal year completed prior to the termination, calculated on the basis of the average bonus paid to Mr. Hammann in the three preceding fiscal years. Mr. Hammann received annual bonuses in the amount of $200,000, $0, and $206,259 in 2004, 2005, and 2006, respectively.
(3)	Mr. Hammann is entitled to continued health benefits for himself and his covered dependents, at active-employee premium rates, during the period in which he is entitled to severance payments.
(4)	Mr. Hammann currently has unvested stock options equal to 340,000 shares of common stock that was originally granted to him when he joined the Company in 2003 (the “Initial Option Award”), which will continue to vest as if Mr. Hammann remained employed during the twenty four-month period in which he is entitled to receive severance pay. The Initial Option Award will also be exercisable for fifteen months after the date of termination of employment as to the shares vested on or before such date of termination and for fifteen months after the date of vesting as to shares vesting after the date of termination. The actual expense was based on assumptions made as of December 31, 2006 in accordance with FAS 123R.
(5)	Assuming that Mr. Hammann’s employment was terminated on December 31, 2006, continued vesting of the nonstatutory stock option granted to Mr. Hammann when he joined the Company in 2003 would result in four equal payments of $170,000 during the twenty four-month period in which he is entitled to receive severance pay.

Chief Executive Officer Compensation

In connection with his appointment as President, Chief Executive Officer and Chairman of the Board of Directors, the Company and Mr. Falcone entered into an Executive Employment Agreement dated as of October 17, 2007 (the “Agreement”). Under the Agreement, Mr. Falcone is entitled to a base annual salary of $575,000. Beginning in fiscal 2008, Mr. Falcone will be eligible for a bonus equal to 100% of his annual salary based on achievement of performance targets set by the Compensation Committee of the Company’s Board of Directors. Additionally, on October 17, 2007, Mr. Falcone was awarded options to purchase 400,000 shares of the Company’s common stock, which options vest (i) as to one-third of the shares subject to the award, on October 17, 2008 and (ii) as to  1/36 of the total number of shares subject to the award each month thereafter. Mr. Falcone’s stock option is subject to full acceleration in connection with certain change of control events or termination of Mr. Falcone’s employment under certain circumstances. Additionally, if the Company terminates Mr. Falcone’s employment without cause, or Mr. Falcone terminates his employment with the Company for good reason, Mr. Falcone would be entitled to certain severance benefits including salary continuation payments for a period of 24 months from the date of such termination. The Agreement’s term expires on October 31, 2010.

DIRECTOR COMPENSATION

The Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of the Nautilus Board of Directors.

Annual Retainer

Under the Director Compensation Program adopted, as approved following the 2006 annual meeting of the Company’s shareholders and amended as of May 7, 2007, each non-employee member of the Nautilus Board receives an annual retainer of $35,000. In addition, each member receives a fee of $1,500 for attendance at each meeting. Each director serving on a Committee receives an additional meeting fee of $1,000. The Chair of the Audit Committee and the Lead Independent Director each receive an additional retainer of $10,000, while the Chair of the Compensation Committee and the Nominating & Corporate Governance Committee each receive an additional retainer of $5,000.

Initial Equity Grant

The Director Compensation Program provides that upon initial election to the Board, each non-employee director will be granted an option to purchase 10,000 shares of our common stock. Such stock options vest ratably over four years.

Annual Equity Grant

The Director Compensation Program also provides that upon reelection to the Board, each non-employee director receives a stock option to purchase 10,000 shares of our common stock. Such stock options vest ratably over four years.

On May 8, 2006, the Board of Directors granted to each non-employee director an option to purchase 10,000 shares of our common stock at an exercise price equal to the market price of our common stock at close of trading on the New York Stock Exchange on the date prior to the grant date ($18.29 per share). The options vest over a four-year period. Directors who are Company employees receive no additional or special remuneration for serving as directors.

Concurrently with her appointment to the Board of Directors on September 6, 2007, Evelyn V. Follit was granted options to purchase 10,000 shares of the Company’s common stock. In addition, Ms. Follit will be entitled to an annual cash retainer, cash payments for each meeting she attends and reimbursement of reasonable travel and incidental expenses in accordance with Company’s policies described above.

2006 Directors Compensation Table

The following table sets forth specific information regarding the 2006 compensation received by our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Peter A. Allen	55,000	33,812	88,812
Ronald P. Badie	46,000	45,367	91,368
Robert S. Falcone	57,000	33,812	90,812
Frederick T. Hull(2)	42,000	33,812	75,812
Donald W. Keeble	46,000	33,812	79,812
Paul F. Little(3)	46,000	33,812	79,812
Diane L. Neal	42,000	33,812	75,812
Marvin G. Siegert	47,000	45,367	92,368

(1)	The dollar values in this column represent the compensation cost of issued awards, before reflecting forfeitures, over the requisite period, as described in FAS123R. In applying a forfeiture rate of 25%, which is consistent with the forfeiture rate applied to director compensation in calculating FAS123R expense for the year 2006, forfeitures for all directors were $41,400.
(2)	Mr. Hull retired from the board following completion of his term in May 2007.
(3)	Mr. Little retired from the board following completion of his term in May 2007.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The Audit Committee of the Board of Directors of the Company (the “Audit Committee”) was comprised during 2006 of four non-employee, independent directors: Robert S. Falcone, Paul F. Little, Ronald P. Badie and Marvin G. Siegert. Mr. Falcone resigned from the Audit Committee in August 2007 in connection with his appointment as Interim Chief Executive Officer. Mr. Little retired from the Board of Directors following completion of his term in May 2007. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The registered independent public accounting firm is responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and issuing a report thereon. The Committee is responsible for the oversight of the Company’s internal accounting and financial reporting process and the review of the audited financial statements of the Company, together with a discussion of pertinent matters with management and the Company’s registered independent public accounting firm.

The Audit Committee acts under a written charter adopted and approved by our Board of Directors as described under “The Audit Committee” above. The members of the Audit Committee are “independent,” as such term is defined under applicable New York Stock Exchange listing standards. The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2006 with management and Deloitte & Touche LLP, the Company’s registered independent public accounting firm. In addition, the Audit Committee has discussed and reviewed with the registered independent public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, and, with and without management present, discussed and reviewed the results of the registered independent public accounting firm’s audit of the financial statements. Additionally, the Audit Committee has received the written disclosures and a letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, “Independence Discussion with Audit Committees,” and has discussed with Deloitte & Touche LLP the auditor’s independence.

Based on the foregoing reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Respectfully Submitted,

Robert S. Falcone (retired)

Paul F. Little (retired)

Ronald P. Badie

Marvin G. Siegert

*	The information contained in the Report of the Audit Committee shall not be deemed “soliciting material” or be incorporated by reference by any general statement incorporating this Proxy Statement into any filings under either the Securities Act of 1933, as amended, or the Exchange Act of 1934 (together the “Acts”), except to the extent the Company specifically incorporates such report by reference, and further, such Report shall not otherwise be deemed filed under the Acts.

IMPORTANT OTHER INFORMATION

Your vote at the special meeting is especially important because of Sherborne’s attempt to take control of Nautilus and its Board of Directors. Please use the WHITE proxy card TODAY to vote by telephone, by Internet, or by signing, dating and returning the WHITE proxy card in the envelope provided.

We urge you not to sign or return any green proxy card that may be sent to you by Sherborne, even as a protest vote against them. If you previously voted on a Sherborne green proxy card, you have every legal right to change your vote. You can do so simply by using the WHITE proxy card to vote by telephone, by Internet, or by signing, dating and returning the WHITE proxy card in the envelope provided. Only your latest dated proxy card will count. Please refer to “Questions & Answers” for a discussion how to revoke your proxy.

If the Nautilus shares you own are held in the name of a broker, bank or nominee, only it can vote a proxy card with respect to your shares and only upon specific instructions from you. Please contact the person responsible for your account and give instructions for a WHITE proxy card to be signed representing your Nautilus shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to our proxy solicitor, Innisfree M&A Incorporated, at the address indicated below so that it can attempt to ensure that your instructions are followed. If you have any questions about executing your proxy or require assistance, please contact:

Innisfree M&A Incorporated

SHAREHOLDERS CALL TOLL-FREE: (888) 750-5834

BANKS AND BROKERS MAY CALL COLLECT: (212) 750-5833

Appendix I

INFORMATION CONCERNING PERSONS WHO MAY BE DEEMED

PARTICIPANTS IN THE COMPANY’S SOLICITATION OF PROXIES

The following table sets forth the name, principal business address and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which their employment is carried on, of the directors, director nominees, officers and employees of Nautilus who, under SEC rules, may be deemed “participants” in our solicitation of proxies from Nautilus shareholder in connection with the special meeting.

Directors and Nominees

The principal occupations of our directors and director nominees who may be deemed “participants” in our solicitation are set forth under the “Board of Directors” section of this Proxy Statement. The name and business addresses of the organization of employment of our directors and director nominees are as follows:

Name	Business Address
Peter A. Allen	*
Ronald P. Badie	*
Robert S. Falcone	*
Evelyn V. Follit	*
Donald W. Keeble	*
Diane L. Neal	*
Marvin G. Siegert	*

*	c/o Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, Washington 98683

Officers and Employees

The principal occupations of our executive officers and employees who may be deemed “participants” in our solicitation of proxies are set forth below. The principal occupation refers to such person’s position with Nautilus, and the business address is Nautilus, Inc., 16400 SE Nautilus Drive, Vancouver, Washington 98683.

Name	Principal Occupation
Robert S. Falcone	President and Chief Executive Officer
Timothy Joyce	Senior Vice President, Global Sales
Juergen Eckmann	President, Nautilus Apparel Division
Darryl K. Thomas	President, International Equipment Business
William D. Meadowcroft	Chief Financial Officer
Steve Eichen	Chief Information Officer
Wayne M. Bolio	Chief Administrative Officer
Deborah Marsh	Senior Vice President, Human Resources
Ron Arp	Senior Vice President, Corporate Communications

Information Regarding Ownership of Nautilus’ Securities by Participants

None of the persons listed above under “Directors and Nominees” and “Officers and Employees” owns any Nautilus securities of record but not beneficially. The number of shares of our common stock held by directors, director nominees and the named executive officers as of October 15, 2007, is set forth in the proxy statement under the caption “Stock Ownership.” The number of shares of our common stock held by the other officers and employees listed above under “Officers and Employees” as of September 30, 2007 is set forth below.

Name	Number of Shares Beneficially Owned**	Options Exercisable Within 60 Days	Percentage of Shares Beneficially Owned
Steve Eichen	48,375	48,375	*
Wayne M. Bolio	41,625	35,125	*
Deborah Marsh	0	0	*
Ronald Arp	20,984	13,875	*

*	Less than 1%.
**	Includes shares that may be acquired within 60 days through the exercise of stock options. The number of these exercisable shares is listed in the adjacent column.

Information Regarding Transactions in the Company’s Securities by Participants

The following table sets forth all transactions that may be deemed purchases and sales of our common stock by the participants since October 23, 2005. Unless otherwise indicated, all transactions were in the public market and none of the purchase price or market value of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Date	Number of Shares of Common Stock, Acquired (Disposed of)
Peter A. Allen	May 23, 2006	1,000

Ronald Arp	February 16, 2006 May 11, 2006 August 21, 2006	2,320 289 1,500

Ronald P. Badie	February 10, 2006	2,500

Juergen Eckmann	August 8, 2007	1,000

Marvin G. Siegert	November 7, 2005	1,500

Information Regarding Stock Options Granted to Participants

The following table sets forth certain information with respect to stock options granted to each of the Participants since October 23, 2006:

Name	Date	Number of Shares Underlying Options Granted	Exercise Price Per Share
Peter A. Allen	May 7, 2007	10,000	$13.75
Ronald Arp	January 28, 2007	8,000	$16.10
Ronald P. Badie	May 7, 2007	10,000	$13.75
Wayne M. Bolio	January 28, 2007	12,000	$16.10
Juergen Eckmann	January 28, 2007	12,000	$16.10
Steve Eichen	January 28, 2007	12,000	$16.10
Robert S. Falcone	May 7, 2007	10,000	$13.75
	October 17, 2007	400,000	$6.26
Evelyn V. Follit	September 6, 2007	10,000	$9.81
Timothy Joyce	September 17, 2007	50,000	$8.20
Donald W. Keeble	May 7, 2007	10,000	$13.75
Deborah Marsh	March 15, 2007	12,000	$16.41
William Meadowcroft	January 28, 2007	18,000	$16.10
Diane L. Neal	May 7, 2007	10,000	$13.75
Marvin G. Siegert	May 7, 2007	10,000	$13.75
Darryl K. Thomas	January 28, 2007	12,000	$16.10

Information Regarding Restricted Stock Awards Granted to Participants

The following table sets forth certain information with respect to restricted stock awards granted to each of the Participants since October 23, 2006:

Name	Date	Number of Shares Subject to Award
Ronald Arp	August 13, 2007	8,200	*
Wayne M. Bolio	August 13, 2007	9,300	*
Juergen Eckmann	August 13, 2007	9,600	*
Steve Eichen	August 13, 2007	9,100	*
Robert S. Falcone	August 13, 2007	12,000	**
Deborah Marsh	August 13, 2007	8,000	*
William Meadowcroft	August 13, 2007	14,300	*
Darryl K. Thomas	August 13, 2007	9,400	*

*	The shares are restricted and will vest in full on August 13, 2009.
**	Pursuant to an Employment Agreement entered into in connection with his service as Interim President and Chief Executive Officer Mr. Falcone was entitled to the grant of 4,000 restricted shares for each month or portion thereof that he served as the Company’s Interim CEO. Mr. Falcone was awarded 12,000 restricted shares in connection with such service under such Employment Agreement. On October 17, 2007 Mr. Falcone was appointed President and Chief Executive Officer of the Company and, in connection with such appointment, such shares became vested.

Information Regarding Performance Unit Awards Granted to Participants

The following table sets forth certain information with respect to performance unit awards granted to each of the Participants since October 23, 2006:

Name	Date	Number of Shares Subject to Award*
Ronald Arp	January 28, 2007	1,200
Wayne M. Bolio	January 28, 2007	2,100
Juergen Eckmann	January 28, 2007	4,200
Steve Eichen	January 28, 2007	1,800
Deborah Marsh	March 15, 2007	1,200
William Meadowcroft	January 28, 2007	4,200
Darryl K. Thomas	January 28, 2007	3,000

*	Performance units entitle the participant to the number of shares subject to the award, vesting annually over three years, if the Company achieves certain earnings per share targets over the three year period.

Miscellaneous Information Regarding Participants

Except as described in this Appendix I or the Proxy Statement, to the best of our knowledge, none of the participants (i) beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, any shares or other securities of Nautilus or any of its subsidiaries, (ii) has purchased or sold any of such securities within the past two years or (iii) is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Appendix I or the Proxy Statement, to the best knowledge of the participants, none of their associates beneficially owns, directly or indirectly, any securities of Nautilus. Other than as disclosed in this Appendix I or the Proxy Statement, to the knowledge of Nautilus, neither Nautilus nor any of the participants has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon at the special meeting or is or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of Nautilus, including, but not limited to, joint ventures, loan or option agreements, put or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies. Other than as set forth in this Appendix I or the Proxy Statement, to the knowledge of Nautilus, none of Nautilus, the participants or any of their associates has had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of the Company’s last fiscal year or any currently proposed transactions, or series of similar transactions, to which Nautilus or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000.

Other than in this Appendix I or the Proxy Statement, to the knowledge of Nautilus, none of Nautilus, any of the participants or any of their associates has any arrangements or understandings with any person with respect to any future employment by Nautilus or its affiliates or with respect to any future transactions to which Nautilus or any of its affiliates will or may be a party.

Annex A

Proposed Amendments to Bylaws

Proposal 2

Following is the text to the amendment to Nautilus’ bylaws set forth in Proposal 2:

“Section 2.4 of Article II of the Amended and Restate Bylaws of Nautilus Inc. is amended and restated in its entirety as follows (proposed new language appears in italics; deleted characters appear as struck through):

‘2.4 Vacancies. Except as otherwise provided in this Section 2.4, any vacancy occurring in the Board of Directors (whether caused by resignation, death, an increase in the number of directors, or otherwise) may be filled by the shareholders or the Board of Directors. If the directors in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the directors in office. Notwithstanding the foregoing, any vacancies occurring in the Board of Directors resulting from removal of members of the Board of Directors by the shareholders may not be filled by the Board of Directors and shall only be filled by the affirmative vote of the shareholders of the corporation entitled to vote generally in the election of directors, voting together as a single class. A director elected to fill any vacancy should hold office until the next shareholders meeting at which directors are elected.’”

Proposal 3

Following is the text to the amendment to Nautilus’ bylaws set forth in Proposal 3:

“Section 2.2 of Article II of the Amended and Restated Bylaws of Nautilus Inc. is amended and restated in its entirety as follows (proposed new language appears in italics; deleted characters appear as struck through):

‘2.2 Number of Directors; Qualification. The authorized number of directors of the Corporation shall be fixed at seven (7); provided, however, that such number may be decreased (but not increased) pursuant to a resolution of the Board of Directors. ~~The number of directors of the corporation shall be not less than five (5) nor more than fifteen (15), the specific number to be set by resolution of the Board of Directors.~~ No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. No director need be a shareholder of the corporation or a resident of the State of Washington.’”

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Nautilus, Inc.

Common Stock for the upcoming Special Meeting of Shareholders.

PLEASE REVIEW THE PROXY STATEMENT

AND VOTE TODAY IN ONE OF THREE WAYS:

1.	Vote by Telephone – Please call toll-free in the U.S. or Canada at 1-866-814-2813, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1345. Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.	Vote by Internet – Please access https://www.proxyvotenow.com/nls, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.	Vote by Mail – If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: Nautilus, Inc., c/o Innisfree M&A Incorporated, P.O. Box 5155, FDR Station, New York, NY 10150-5155

ÚTO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Ú

YOUR BOARD OF DIRECTORS RECOMMENDS YOU VOTE “AGAINST” PROPOSALS 1 THROUGH 3.				YOUR BOARD OF DIRECTORS RECOMMENDS YOU VOTE “FOR” THE NOMINEES IN PROPOSAL 4.

1. REMOVE EACH OF THE FOLLOWING CURRENT MEMBERS OF BOARD OF DIRECTORS:				4. IN THE EVENT ANY OF THE PROPOSAL 1 ITEMS PASS, ELECTION OF THE FOLLOWING DIRECTOR NOMINEES OF NAUTILUS, INC.:	FOR ALL ☐	WITHHOLD ALL ☐	FOR ALL EXCEPT ☐
(01.) PETER A. ALLEN (02.) EVELYN V. FOLLIT (03.) DONALD W. KEEBLE (04.) DIANE L. NEAL	FOR REMOVAL ☐ ☐ ☐ ☐	AGAINST REMOVAL ☐ ☐ ☐ ☐	ABSTAIN ☐ ☐ ☐ ☐	(01.) PETER A. ALLEN (02.) EVELYN V. FOLLIT (03.) DONALD W. KEEBLE (04.) DIANE L. NEAL	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) here: ____________

2. AMENDMENT OF BYLAWS TO PROVIDE THAT VACANCIES ON BOARD OF DIRECTORS	FOR ☐	AGAINST ☐	ABSTAIN ☐	YOUR BOARD OF DIRECTORS RECOMMENDS YOU VOTE “AGAINST” PROPOSAL 5.
RESULTING FROM REMOVAL BY SHAREHOLDERS MAY NOT BE FILLED BY BOARD OF DIRECTORS AND MAY ONLY BE FILLED BY SHAREHOLDERS				5. ADJOURN SPECIAL MEETING, IF NECESSARY, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES TO VOTE IN FAVOR OF PROPOSALS 1 THROUGH 4	FOR ☐	AGAINST ☐	ABSTAIN ☐

3. AMENDMENT OF BYLAWS TO FIX SIZE OF BOARD OF DIRECTORS AT SEVEN (7) SEATS; SUCH NUMBER MAY BE DECREASED (BUT NOT INCREASED) BY THE BOARD OF DIRECTORS	FOR ☐	AGAINST ☐	ABSTAIN ☐
				Note: Please sign exactly as the name(s) appear hereon. If the shares are owned in joint names, all joint owners should sign. A proxy executed by a corporation or other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.	DATE , 2007

Signature

Signature (if held jointly)

Title(s) if any

PLEASE VOTE TODAY!

SEE REVERSE

SIDE FOR THREE EASY WAYS TO VOTE.

W H I T E P R O X Y

Ú TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Ú

NAUTILUS, INC.

PROXY FOR SPECIAL MEETING OF SHAREHOLDERS

The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Shareholders, dated October 19, 2007, and the Proxy Statement and Supplemental Notice of Special Meeting of Shareholders dated November     , 2007, and names, constitutes and appoints Robert S. Falcone and William D. Meadowcroft, or either of them acting in absence of the other, with full power of substitution, as attorneys and proxies to represent the undersigned at the Special Meeting of the Shareholders of Nautilus, Inc. (the “Company”), to be held at 16400 SE Nautilus Drive, Vancouver, Washington on December 18, 2007, 10:00 a.m. local time, and at any adjournment or postponement thereof, hereby revoking any proxies previously given, to vote all the shares of common stock of the Company that the undersigned is entitled to vote, in each case as directed below, and in their discretion upon such other matters as may come before the meeting, with all the powers that the undersigned would possess if personally present.

The Company’s Board of Directors is soliciting this proxy. If no specific direction is given as to the items stated on the reverse side, this proxy will be voted AGAINST approval of Proposals 1 through 3 and Proposal 5 and FOR the current directors of Nautilus, Inc., who are the Company’s nominees for purposes of Proposal 4.

YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE YOUR WHITE PROXY TODAY

(CONTINUED AND TO BE SIGNED AND DATED ON REVERSE)